Exhibit 99.2

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

January 16, 2007

Item 3 News Release

The news release dated January 16, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

January 17, 2007

PRESS RELEASE
TSX-V: KGN
Keegan Defines Trenched Gold Zone over 2 kilometers at Esaase

Vancouver, January 16, 2007: Keegan is pleased to announce recent results from its bedrock trenching program at the Esaase Gold property located in southwest Ghana. The most significant new intercept, 50 meters @ 1.26 g/t Au, comes from a trench located over 500 meters southeast from previously released trench and drill results. This extends the strike length of the mineralized system to over 2 km where it is still open to both north and south and at depth. Please see www.keeganresources.com for maps.

The comprehensive 2007 Esaase program continues with two excavators assigned to trenching and with two drill rigs to the previously announced infill and exploration drill programs.

Table 1:  New Trench Results greater than 1 g/t Au from Keegan's Esaase Property

Location	From (m)	To (m)	Width (m)	Grade (g/t Au)
7800 Trench	35	40	5	1.37
8200 Trench B	100	150	50	1.26
8200 Trench C	80	95	15	1.59
10200 Trench 25	25	30	5	4.11
10800 Trench B	5	10	5	1.39

Richard Haslinger is the Qualified Person with respect to NI 43-101 at Esaase. All trench intercepts released are from 5 meter channel samples designed, as much as topography allows, to go across the strike of the mineralized faults. Trenches are assayed using standard fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana. QA/QC program using internal and external standards and duplicates and internal blanks is employed.

About Keegan Resources

With a primary focus on established gold districts located in stable political environments, Keegan's seasoned exploration and management team have leveraged their collective experience and networks of contacts to efficiently assess, acquire and explore high quality, mid stage, precious and base metal projects. With two active exploration programs in Ghana combined with an enviable capital structure the company is well positioned to deliver an active, exciting year for its investors.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.